

Project Consultants Limited

Walnut House, Walnut Gardens, Claydon
Banbury, Oxon. OX17 1NA England

Interim Management Assignments and Company Secretariat Services; Specialising in Company Secretary Services for Foreign Companies Listed on the London & European

Telephone: +44 (0)1295 690180/1
Fax: +44 (0)1295 690182/1
e-mail: ckennedy@projectconsultants.co.uk
Web site: www.projectconsultants.co.uk


03024251

Securities and Exchange Coı
450 Fifth Street MW
Washington DC 20549
USA


PROCESSING
RECEIVED
JUL 01 2003
SEC MAIL
SECTION
181
WASH., D.C.

23 June 2003

Dear Sirs

Re: Impala Platinum Holdings Limited 82-359

Please find enclosed copy of announcement regarding a change in the directorate.

Yours faithfully

Christina Kennedy

C:\Data\Clients\Impala\Impala 2003\General\SEC 230603.doc


Christina Kennedy FCIS
ICSA

Company Number 3124759
Registered England

Impala Platinum Holdings Limited

(Incorporated in the Republic of South Africa)
ISIN No: ZAE 000003554
Share code: "IMP"

DIRECTORATE

Impala Platinum Holdings Limited ("Implats") announces the appointment of Mr Thabo Mokgatlha as a director on the Implats board. This follows the resignation of Kgosi Leruo Molotlegi. Mr Mokgatlha was previously the alternate director to Kgosi Molotlegi and will replace Kgosi Molotlegi as the representative of the Royal Bafokeng Nation on the Implats board. Mr Mokgatlha is also the financial director of Royal Bafokeng Resources Management Services (Pty) Ltd.

Issued by:
Sponsor: Deutsche Securities (SA) (Pty) Limited